

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

John A. Scarlett
President and Chief Executive Officer
Geron Corporation
149 Commonwealth Drive, Suite 2070
Menlo Park, California 94025

     Re: Geron Corporation
         Registration Statement on Form S-3
         Filed May 24, 2018
         File No. 333-225184

Dear Mr. Scarlett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2902 or Mary Beth Breslin at 202-551-3625 with any questions.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Chad Mills